UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 8)

StoneMor Inc.

(successor issuer to StoneMor Partners L.P. pursuant to Rule 12g-3(a) of the Securities Exchange Act)

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

86184W106

(CUSIP Number)

Attn: Keith Ogden

c/o American Infrastructure MLP Fund II

950 Tower Lane, Suite 800

Foster City, CA 94404

Tel: (650) 854-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Person American Cemeteries Infrastructure Investors, LLC
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☐ (1)
3	SEC Use Only
4	Source of Funds WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power -0-
	8	Shared Voting Power 2,364,162 (2)
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 2,364,162 (2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,364,162 (2)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 2.5% (3)
14	Type of Reporting Person OO

(1)

This Schedule 13D, as amended, is filed on behalf of American Cemeteries Infrastructure Investors, LLC (“ACII”), AIM Universal Holdings, LLC, the sole manager of ACII (“AUH”), StoneMor GP Holdings LLC (“GP Holdings”), Matthew P. Carbone, a managing member of AUH (“Carbone”), and Robert B. Hellman, Jr., a director of StoneMor GP LLC, the general partner of the Issuer, and a managing member of AUH (“Hellman”, and together with Carbone, the “Managing Members”). ACII, AUH, GP Holdings and the Managing Members are hereinafter collectively referred to as the “Reporting Persons.”

(2)

These shares of Common Stock, par value $0.01 per share (“Common Stock”) are held by ACII. AUH is the sole manager of ACII. The Managing Members are managing members of AUH and may be deemed to share voting and dispositive power over the Common Stock held by ACII.

(3)	This percentage is calculated based upon 94,447,356 shares of Common Stock outstanding on December 30, 2019.

1

1	Name of Reporting Person AIM Universal Holdings, LLC
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☐ (1)
3	SEC Use Only
4	Source of Funds AF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power -0-
	8	Shared Voting Power 2,364,162 (2)
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 2,364,162 (2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,364,162 (2)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 2.5% (3)
14	Type of Reporting Person OO

(1)

This Schedule 13D, as amended, is filed on behalf of American Cemeteries Infrastructure Investors, LLC (“ACII”), AIM Universal Holdings, LLC, the sole manager of ACII (“AUH”), StoneMor GP Holdings LLC (“GP Holdings”), Matthew P. Carbone, a managing member of AUH (“Carbone”), and Robert B. Hellman, Jr., a director of StoneMor GP LLC, the general partner of the Issuer, and a managing member of AUH (“Hellman”, and together with Carbone, the “Managing Members”). ACII, AUH, GP Holdings and the Managing Members are hereinafter collectively referred to as the “Reporting Persons.”

(2)

These shares of Common Stock, par value $0.01 per share (“Common Stock”) are held by ACII. AUH is the sole manager of ACII. The Managing Members are managing members of AUH and may be deemed to share voting and dispositive power over the Common Stock held by ACII.

(3)	This percentage is calculated based upon 94,447,356 shares of Common Stock outstanding on December 30, 2019.

1

1	Name of Reporting Person StoneMor GP Holdings LLC
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☐ (1)
3	SEC Use Only
4	Source of Funds AF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power -0-
	8	Shared Voting Power 5,099,969 (2)
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 5,099,969 (2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,099,969 (2)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 5.4% (3)
14	Type of Reporting Person OO

(1)

This Schedule 13D, as amended, is filed on behalf of American Cemeteries Infrastructure Investors, LLC (“ACII”), AIM Universal Holdings, LLC, the sole manager of ACII (“AUH”), StoneMor GP Holdings LLC (“GP Holdings”), Matthew P. Carbone, a managing member of AUH (“Carbone”), and Robert B. Hellman, Jr., a director of StoneMor GP LLC, the general partner of the Issuer, and a managing member of AUH (“Hellman”, and together with Carbone, the “Managing Members”). ACII, AUH, GP Holdings and the Managing Members are hereinafter collectively referred to as the “Reporting Persons.”

(2)

These shares of Common Stock, par value $0.01 per share (“Common Stock”) are held by GP Holdings. Hellman is a director of GP Holdings and, as the sole trustee (the “Trustee”) under a trust established pursuant to a Voting and Investment Trust Agreement for the pecuniary benefit of ACII, has exclusive voting and investment power over approximately 89.01% of the membership interests in, and has the power to designate all but one of the directors of, GP Holdings. As a result, Hellman may be deemed to share voting and dispositive power over the Common Stock held by GP Holdings. Excludes Common Stock held by any of the Separately Filing Group Members (as defined below).

(3)	This percentage is calculated based upon 94,447,356 shares of Common Stock outstanding on December 30, 2019.

1

1	Name of Reporting Person Matthew P. Carbone
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☐ (1)
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power -0-
	8	Shared Voting Power 2,364,162 (2)
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 2,364,162 (2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,364,162 (2)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 2.5% (3)
14	Type of Reporting Person IN

(1)

This Schedule 13D, as amended, is filed on behalf of American Cemeteries Infrastructure Investors, LLC (“ACII”), AIM Universal Holdings, LLC, the sole manager of ACII (“AUH”), StoneMor GP Holdings LLC (“GP Holdings”), Matthew P. Carbone, a managing member of AUH (“Carbone”), and Robert B. Hellman, Jr., a director of StoneMor GP LLC, the general partner of the Issuer, and a managing member of AUH (“Hellman”, and together with Carbone, the “Managing Members”). ACII, AUH, GP Holdings and the Managing Members are hereinafter collectively referred to as the “Reporting Persons.”

(2)

These shares of Common Stock, par value $0.01 per share (“Common Stock”) are held by ACII. AUH is the sole manager of ACII. The Managing Members are managing members of AUH and may be deemed to share voting and dispositive power over the Common Stock held by ACII.

(3)	This percentage is calculated based upon 94,447,356 shares of Common Stock outstanding on December 30, 2019.

1

1	Name of Reporting Person Robert B. Hellman, Jr.
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☐ (1)
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 41,567
	8	Shared Voting Power 7,464,131 (2)
	9	Sole Dispositive Power 41,567
	10	Shared Dispositive Power 7,464,131 (2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,505,698 (2)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 7.9% (3)
14	Type of Reporting Person IN

(1)

This Schedule 13D, as amended, is filed on behalf of American Cemeteries Infrastructure Investors, LLC (“ACII”), AIM Universal Holdings, LLC, the sole manager of ACII (“AUH”), StoneMor GP Holdings LLC (“GP Holdings”), Matthew P. Carbone, a managing member of AUH (“Carbone”), and Robert B. Hellman, Jr., a director of StoneMor GP LLC, the general partner of the Issuer, and a managing member of AUH (“Hellman”, and together with Carbone, the “Managing Members”). ACII, AUH, GP Holdings and the Managing Members are hereinafter collectively referred to as the “Reporting Persons.”

(2)

Consists of 2,364,162 shares of Common Stock, par value $0.01 per share (“Common Stock”) held by ACII and 5,099,969 shares of Common Stock held by GP Holdings. AUH is the sole manager of ACII. The Managing Members are managing members of AUH and may be deemed to share voting and dispositive power over the Common Stock held by ACII. Hellman is a director of GP Holdings and, as the sole trustee (the “Trustee”) under a trust established pursuant to a Voting and Investment Trust Agreement for the pecuniary benefit of ACII, has exclusive voting and investment power over approximately 89.01% of the membership interests in, and has the power to designate all but one of the directors of, GP Holdings. As a result, Hellman may be deemed to share voting and dispositive power over the Common Stock held by GP Holdings.

(3)	This percentage is calculated based upon 94,447,356 shares of Common Stock outstanding on December 30, 2019.

Introduction.

This Amendment No. 8 to Schedule 13D (“Amendment No. 8”) is being filed as an amendment to the initial statement on Schedule 13D as filed with the U.S. Securities and Exchange Commission (the “SEC”) on June 2, 2014 and amended on June 23, 2014, February 12, 2016, January 17, 2017, August 1, 2018, September 28, 2018, May 1, 2019 and July 1, 2019 (as amended, the “Schedule 13D”), relating to the shares of common stock, par value $0.01 per share (the “Company Shares”), of StoneMor Inc., a Delaware corporation (the “Issuer”) and successor issuer to StoneMor Partners L.P., a Delaware limited partnership (the “Partnership”) pursuant to Rule 12g-3(a) of the Securities Exchange Act of 1034, as amended. Except as amended and supplemented by this Amendment No. 8, the Schedule 13D is not amended or supplemented in any respect. Capitalized terms used herein but not defined have the respective meanings ascribed to them in the Schedule 13D.

Item 1.	Security and Issuer.

Item 1 of the Schedule 13D is hereby amended and restated as follows:

(a) This Schedule 13D relates to the shares of Common Stock, par value $0.01 per share (the “Common Stock”) of StoneMor Inc., a Delaware corporation and successor entity to StoneMor Partners L.P., a Delaware limited partnership.

(b) The Issuer’s principal executive officers are located at 3600 Horizon Boulevard, Trevose, Pennsylvania 19053.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On December 31, 2019, the Partnership and certain of its affiliates, completed the previously announced reorganization transaction pursuant to that certain Merger and Reorganization Agreement, dated as of September 27, 2018 (as amended to date, the “Merger Agreement”), by and among the Partnership, StoneMor GP LLC, a Delaware limited liability company and the general partner of the Partnership (“GP,” when referring to the company prior to the Conversion (as defined below)), StoneMor GP Holdings LLC, a Delaware limited liability company and the sole member of GP (“GP Holdings”), and Hans Merger Sub, LLC, a Delaware limited liability company and wholly-owned subsidiary of GP (“Merger Sub”), pursuant to which, among other things, the Partnership became a wholly-owned subsidiary of the converted GP.

Pursuant to the terms of the Merger Agreement, on the Closing Date: (a) GP Holdings contributed the 2,332,878 common units representing limited partner interests (the “Common Units”) of the Partnership owned by it (the “GP Holdings’ Common Units”) to GP and immediately following receipt thereof, GP contributed the GP Holdings’ Common Units to StoneMor LP Holdings, LLC, a Delaware limited liability company and wholly-owned subsidiary of GP (“LP Sub,” and such contributions, collectively, the “Contribution”); (b) GP converted into the Issuer and all of the limited liability company interests of GP held by GP Holdings prior to the Conversion were cancelled in accordance with the Merger Agreement; and (c) Merger Sub merged with and into the Partnership (the “Merger”) with the Partnership surviving and with the Issuer serving as its sole general partner and LP Sub serving as its sole holder of Common Units, and each Outstanding Common Unit (other than those held by LP Sub) and Preferred Unit was converted into the right to receive one share of common stock, par value $0.01 per share, of the Issuer (the “Company Shares”).

At the effective time of the Merger (the “Effective Time”), by virtue of the Merger and without any action on the part of the Issuer, the Partnership, Merger Sub, LP Sub or any holder of Common Units or Preferred Units:

•

Each Outstanding Common Unit, including Phantom Units treated as Common Units pursuant to the Merger Agreement, but excluding any Common Units held by LP Sub, and each Outstanding Preferred Unit was converted into the right to receive one Company Share (collectively, the “Merger Consideration”).

•

All Common Units (excluding any Common Units held by LP Sub) and Preferred Units, when converted as a result of and pursuant to the Merger, ceased to be outstanding and were automatically canceled and ceased to exist. At the Effective Time, each holder of a certificate representing Common Units (a “Certificate”) and each holder of non-certificated Common Units or Preferred Units represented by book-entry (“Book-Entry Units”), other than LP Sub, ceased to be a unitholder of the Partnership and (except as otherwise set forth in the Merger Agreement) ceased to have any rights with respect thereto, except the right to receive (A) such holder’s portion of the Merger Consideration and (B) any distributions in accordance with the terms of the Merger Agreement, in each case, to be issued or paid in consideration therefor upon surrender of such Certificate or Book-Entry Unit in accordance with the terms of the Merger Agreement without interest.

•

All of the limited liability company interests in Merger Sub outstanding immediately prior to the Effective Time were converted into and became limited partner interests in the Partnership as the surviving entity, such that following the Effective Time, LP Sub became the sole holder of Common Units of the Partnership.

•

The general partner interest in the Partnership issued and outstanding immediately prior to the Effective Time remained outstanding and unchanged subject to such changes as are set forth in the Partnership Agreement, and the Issuer continues as the sole general partner of the Partnership.

•

The Incentive Distribution Rights issued and outstanding immediately prior to Effective Time remained outstanding and unchanged subject to such changes as are set forth in the Partnership Agreement, and the Issuer continues to own 100% of the Incentive Distribution Rights.

•	All of the limited liability company interests of GP were cancelled.

As a result of the completion of the foregoing transactions contemplated by the Merger Agreement, including the Contribution, Conversion and Merger, the Issuer issued an aggregate of 94,426,949 Company Shares to holders of Common Units and Preferred Units on the Closing Date. The Common Units were suspended from trading on the New York Stock Exchange (“NYSE”) prior to the open of trading on January 2, 2020, and the Company Shares began trading on the NYSE under the same ticker symbol “STON” on January 2, 2020.

The description of the Merger Agreement contained herein does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit 1 of this Schedule 13D/A. This summary is not intended to modify or supplement any factual disclosures about the Issuer or the Partnership, and should not be relied upon as disclosure about the Issuer or the Partnership without consideration of the periodic and current reports and statements that the Issuer and the Partnership file or have filed with the SEC. The terms of the Merger Agreement govern the contractual rights and relationships between, and allocate risks among, the parties thereto in relation to the transactions contemplated thereby. In particular, the representations and warranties made by the parties to each other in the Merger Agreement reflect negotiations between, and are solely for the benefit of, the parties thereto and may be limited or modified by a variety of factors, including: subsequent events, information included in public filings, disclosures made during negotiations, correspondence between the parties and disclosure schedules to the Merger Agreement. Accordingly, the representations and warranties may not describe the actual state of affairs at the date they were made or at any other time and should not be relied upon as statements of fact.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

(e)

The American Cemeteries Infrastructure Investors, LLC, AIM Universal Holdings, LLC and Matthew P. Carbone ceased to be beneficial owners of more than five percent of the Issuer’s Company Shares on December 31, 2019 as a result of a consummation of the Merger Agreement.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The Voting and Support Agreement terminated in accordance with the terms upon the consummation of the C-Corporation Conversion.

The applicable information required by Item 6 of Schedule 13D with respect to the Separately Filing Group Members is set forth on Schedule A hereto.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

January 3, 2020	AMERICAN CEMETERIES INFRASTRUCTURE INVESTORS, LLC

	BY:	AIM UNIVERSAL HOLDINGS, LLC
	ITS:	Manager

	By:	/s/ Robert B. Hellman, Jr.
Robert B. Hellman, Jr.
Managing Member

AIM UNIVERSAL HOLDINGS, LLC

	By:	/s/ Robert B. Hellman, Jr.
Robert B. Hellman, Jr.
Managing Member

STONEMOR GP HOLDINGS LLC

	By:	/s/ Joseph M. Redling
Joseph M. Redling
President and Chief Executive Officer

/s/ Matthew P. Carbone
MATTHEW P. CARBONE

/s/ Robert B. Hellman, Jr.
ROBERT B. HELLMAN, JR.

SCHEDULE A

Information Regarding the Separately Filing Group Members

All disclosures in this Schedule A with respect to the Separately Filing Group Members (defined below) are made on the information and belief of the Reporting Persons, based solely on documents filed with the U.S. Securities and Exchange Commission (“SEC”) by the Separately Filing Group Members.

Section 2.	IDENTITY AND BACKGROUND

(a)	The entities and persons listed below are collectively referred to herein as the “Separately Filing Group Members”:

(i)

Axar Capital Management, LP, a Delaware limited partnership, which serves as the investment manager (the “Investment Manager”) to certain funds and/or managed accounts (collectively, the “Axar Vehicles”), with respect to the shares of Common Stock, par value $0.01 per share (the “Common Stock”) of the Issuer held by the Axar Vehicles;

(ii)	Axar GP, LLC, a Delaware limited liability company (“Axar GP”), which serves as the general partner to the Investment Manager, with respect to the Common Stock held by the Axar Vehicles; and

(iii)	Mr. Andrew Axelrod, a United States citizen, who serves as the sole member of Axar GP, with respect to the Common Stock held by the Axar Vehicles.

(b)	The address of the business office of each of the Separately Filing Group Members is 1330 Avenue of the Americas, 30th Floor, New York, NY 10019.

(c)

The principal business of: (i) the Investment Manager is to serve as investment manager to the Axar Vehicles and certain other funds and/or managed accounts, (ii) Axar GP is to serve as the general partner to the Investment Manager and (iii) Mr. Axelrod is to serve as the sole member to Axar GP.

(d)	None of the Separately Filing Group Members has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

None of the Separately Filing Group Members has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)

The Investment Manager is a limited partnership organized under the laws of Delaware. Axar GP is a limited liability company organized under the laws of Delaware. Mr. Axelrod is a United States citizen.

Section 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Funds for the purchase of the Common Stock listed in this Schedule A were derived from general working capital of the Axar Vehicles. A total of approximately $45,861,553 was paid to acquire the Common Stock listed in this Schedule A.

Section 5.	INTEREST IN SECURITIES OF THE ISSUER

The following information with respect to the ownership of the Common Stock of the Issuer by each Separately Filing Group Member is provided:

Separately Filing Group Member	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class
Axar Capital Management, LP	0	49,517,272	0	49,517,272	49,517,272	52.4%
Axar GP, LLC	0	49,517,272	0	49,517,272	49,517,272	52.4%
Andrew Axelrod	0	49,517,272	0	49,517,272	49,517,272	52.4%

The percentages used in this Schedule 13D are calculated based upon 94,447,356 shares of Common Stock outstanding on December 30, 2019.

The Axar Vehicles are known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Common Stock that may be deemed to be beneficially owned by the Separately Filing Group Members. SMP SPV LLC, a wholly owned subsidiary of Axar Master Fund, Ltd., has the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, more than 5% of the Common Stock.

There have been no transactions in the Common Stock effected by the Separately Filing Group Members during the last sixty days.

Section 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

On November 5, 2019, Mr. Andrew Axelrod was granted 9,174.312 restricted phantom units pursuant to the StoneMor Amended and Restated 2019 Long-Term Incentive Plan (the “Plan”) in lieu of payment to Mr. Andrew Axelrod of $10,000 which represents a portion of Mr. Andrew Axelrod’s annual director’s retainer fee. Each restricted phantom unit was the economic equivalent of one common unit representing limited partner interests (the “Common Units”) of StoneMor Partners L.P.. Each restricted phantom unit was payable, in cash or Common Units, at the election of the Issuer, upon the separation of Mr. Andrew Axelrod from service as a director or upon the occurrence of certain other events specified in Section 409A of the Internal Revenue Code of 1986, as amended. Pursuant to the Merger Agreement, as amended, immediately prior to the effective time of the C-Corporation Conversion, each outstanding award of restricted phantom units originally granted to Mr. Andrew Axelrod pursuant to the Plan was assumed by the Issue and converted into a StoneMor Inc. Phantom Stock Award equal to the number of restricted phantom units that were subject to such award of restricted units prior to the effective time of the C-Corporation Conversion. Each StoneMor Inc. Phantom Stock Award is subject to the same terms and conditions as were applicable to such award of restricted phantom units immediately before the effective time of the C-Corporation Conversion.

Other than as described herein and in the Schedule 13D, as amended, filed by the Separately Filing Group Members, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Section 2 above and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any other securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

EXHIBIT G

Joint Filing Statement

Pursuant to Rule 13d-1(k)(l) promulgated pursuant to the Securities Exchange Act of 1934, as amended, the undersigned agree that the attached Schedule 13D is being filed on behalf of each of the undersigned.

January 3, 2020	AMERICAN CEMETERIES INFRASTRUCTURE INVESTORS, LLC

	BY:	AIM UNIVERSAL HOLDINGS, LLC
	ITS:	Manager

	By:	/s/ Robert B. Hellman, Jr.
Robert B. Hellman, Jr.
Managing Member

AIM UNIVERSAL HOLDINGS, LLC

	By:	/s/ Robert B. Hellman, Jr.
Robert B. Hellman, Jr.
Managing Member

STONEMOR GP HOLDINGS LLC

	By:	/s/ Joseph M. Redling
Joseph M. Redling
President and Chief Executive Officer

/s/ Matthew P. Carbone
MATTHEW P. CARBONE

/s/ Robert B. Hellman, Jr.
ROBERT B. HELLMAN, JR.